Prospectus Supplement No. 13 (to Prospectuses dated January 14, 2021 and July 8, 2020)	Filed Pursuant to Rule 424(b)(3) Registration Nos. 333-251985 and 333-239395

American Depositary Shares

Representing Shares of Common Stock

This prospectus supplement updates and supplements the prospectuses dated January 14, 2021 and July 8, 2020 (the “Prospectuses”), which form a part of our Registration Statements on Form F-1 (Registration Nos. 333-251985 and 333-239395, respectively) (the “Registration Statements”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in either of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Select Markets under the symbol “AMYT.” On November 22, 2021, the last reported sale price of our ADSs was $11.25 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” in each of the Prospectuses and under similar headings in any further amendments or supplements to the Prospectuses.

None of the Commission, any state securities commission, nor any foreign securities commission has approved or disapproved of these securities or determined if either of the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is Nov 23, 2021.

EXHIBIT 99.1

Amryt Provides Update on Regulatory Review Process for Oleogel-S1

FDA PDUFA goal date extended by three months to February 28, 2022

EMA CHMP opinion now expected in January 2022

DUBLIN, Ireland, and Boston MA, November 23, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today announces that the US Food and Drug Administration (“FDA”) has extended the review period for the New Drug Application (“NDA”) for Oleogel-S10 for the treatment of the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.

The FDA extended the Prescription Drug User Fee Act (“PDUFA”) goal date to allow time to review additional analyses of data previously submitted by Amryt. The submission of this additional information has been determined by the FDA to constitute a Major Amendment to the NDA, resulting in an extension of the PDUFA goal date by three months to February 28, 2022. This is a standard review extension period to allow the FDA additional time to review information already submitted by Amryt. At the same time, the FDA also issued a new Information Request regarding existing study data in order to continue the FDA’s evaluation of Amryt’s NDA.

In June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review. The PDUFA goal date extension has no impact on the priority review status of Oleogel-S10.

The European Medicines Agency (“EMA”) review process for Oleogel-S10 in EB is ongoing and Amryt is in the process of responding to the remaining Major Objections in the List of Outstanding Issues sent by the EMA. The Committee for Medicinal Products for Human Use (“CHMP”) opinion is now expected in January 2022.

Dr Joe Wiley, CEO of Amryt Pharma, commented: “We are well positioned to address these regulatory requests from our existing data within the time periods required and we look forward to our continued productive discussions as the regulatory agencies complete their review. If approved, we are confident in the potential for Oleogel-S10 to be an effective therapy for patients suffering from this terrible condition and are ready to launch what will be the first to market novel therapy in EB.”

Amryt’s previously issued revenue guidance for FY 2021 in the range of $220M - $225M which represents growth of 20% to 23% on FY 2020 is unaffected by the new regulatory timelines.

About Epidermolysis Bullosa

Epidermolysis Bullosa (EB) is a rare and devastating group of hereditary disorders of the skin, mucous membranes, and internal epithelial linings characterized by extreme skin fragility and blister development. Patients with severe forms of EB suffer from severe, chronic blistering, ulceration and scarring of the skin, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death. The global market opportunity for EB is estimated by the Company to be in excess of $1.0 billion.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (oral octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA for regulatory approval. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB and is under review by the FDA and EMA.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.  The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors
Shore Capital (Daniel Bush, Mark Percy, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.
Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Daniel Bush, Shore Capital, NOMAD +44 (0) 207 408 4090, amrytcorporate@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com